Contact

www.linkedin.com/in/thegaleteam (LinkedIn)
www.TheGaleTeam.com (Personal)
thegaleteam.com/need-coaching/ (Personal)

Top Skills

203K

Banking

Certified Mortgage Planning

Certifications

Top 1% Mortgage Originators In America

Greg Gale

VP/Branch Manager

Scottsdale, Arizona, United States

Summary

Greg joined the mortgage industry in 2005. Prior to that, he was a personal trainer and martial arts instructor for 17 years. Greg notes that 20 years of martial arts, where persistence, honor, and integrity are the heart of daily practice, was a perfect lead in to his role as financial advisor in the mortgage industry.

The Gale Team of NOVA® Home Loans is a full service loan origination service, committed to providing innovative mortgage solutions and real estate strategies. In his role as team leader, Greg stresses the importance of integrity, a positive attitude, patience, creativity and respect for all things. This team defines communication as one of the single most important elements in a successful loan transaction. They are committed to returning calls promptly, providing regular status updates and being available as needed throughout the process. Greg and his team really listen to clients needs, and then seek the best possible solutions, more often than not exceeding their client’s expectations. The team priority is to provide exceptional and memorable service.

On a personal note, Greg is absolutely passionate about helping other people. He is a regular contributor to the American Heart Association and Susan G. Komen Foundation. Greg is a member of the National Association of Mortgage Brokers and the Arizona Association of Mortgage Brokers.

Specialties: Educating and guiding first-time homebuyers and the most seasoned homebuyers, through the process to ensure the customer has enough information to make an informed decision. Helping people improve their credit in order to qualify for various loans and better rates. We have a Solution Based approach and provide creative and innovative financing approach.

602-743-4679

Nova Financial & Investment Corporation, dba NOVA® Home Loans
NMLS #3087

Licensed by the Department of Business Oversight under the California Residential Mortgage Lending Act #4131230. Also licensed by the CA-DBO under the CFL #6036566. Loans made or arranged pursuant to a California Financing Law License.

Experience

Nova Home Loans
VP/Branch Manager
October 2008 - Present (14 years 4 months)
6720 N Scottsdale Rd, Suite 160, Scottsdale AZ 85253

Equal Housing Opportunity // NOVA® Home Loans
Gale NMLS 193428 // BK #0902429 // NOVA NMLS #3087

Licensed by the Department of Business Oversight under the California Residential Mortgage Lending Act #4131230. Also licensed by the CA-DBO under the CFL #6036566. Loans made or arranged pursuant to a California Financing Law License.

Grant Cardone CEE
Liscensee for Grant Cardone
March 2018 - Present (4 years 11 months)
Miami/Fort Lauderdale Area

Coaching based on the principles set forth by Grant Cardone. Including Grant Cardone University, Sales Boot Camp, Secrets to Closing, WEalth Creation Formula, 10X Super life, Millions on the Phone, Sell or be Sold, Mastering Objections, and more.

The CORE Training, Inc.
Coach
January 2014 - Present (9 years 1 month)

Coaching Lenders and Realtors Nationwide on Prospecting, Building a Team and Tracking their Finances.

Seton Capital Group

Senior Mortgage Loan Officer
October 2005 - October 2008 (3 years 1 month)
Scottsdale, Arizona

Assistant to a Top Producing Loan Originator, JB Metzger, of The Metzger Group @ Seton Capital. Together helping over 50 families monthly obtain home financing for the purchase and/or refinancing of their home. Specializing in all loans Conventional, FHA, VA, USDA, JUMBO and Portfolio.

Education

Arizona State University

B.S., Exercise Science and Physical Education · (1991 - 1999)